Shanda Sweeps Number 1 Spots of All Three Awards at Industry Ceremony

Shanghai, China – July 31, 2009 – Shanda Interactive Entertainment Limited (NasdaqGS: SNDA), Shanda or the “Company”, announced that it was ranked highest for all three awards issued at the Ten-Year China Online Game Industry Award Ceremony. The awards celebrate and recognize companies and individuals that have made outstanding contributions in China’s online game industry in the past ten years.  The three awards Shanda received were as follows:

● ● ●
Most Influential Figure in China’s Online Game Industry in the Past
Ten Years – Tianqiao Chen, Shanda’s Chairman and CEO
Most Valuable Enterprise in China’s Online Game Industry in the Past
Ten Years – Shanda
Most Popular Original Online Game in China’s Online Game Industry in
the Past Ten Years — The World of Legend

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and advanced casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com

Contact

Shanda Interactive Entertainment Limited
Mabel Hsu, IR Associate Director
Vivian Chen, IR Manager
Maggie Yun Zhou, IR Manager
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com